UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

CAMBRIDGE HEART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.001 PER SHARE

 (Title of Class of Securities)

131910101

 (CUSIP Number)

DECEMBER 31, 2005

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) T-Wave Investors, L.P. 20-0815716
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐ *Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:
5.  Sole Voting Power

1,711,111 (includes 588,224 shares of Common Stock Issuable upon conversion of Series A Convertible Preferred Stock; 882,353 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchased upon exercise of an exercisable warrant, and 240,534 shares of Common Stock.)

6. Shared Voting Power 0
7.  Sole Dispositive Power

1,711,111 (includes 588,224 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock; 882,353 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchased upon exercise of an exercisable warrant, and 240,534 shares of Common Stock.)

8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.16%
12.	Type of Reporting Person (See Instructions) CO

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Wardenclyffe Group, Inc. 13-3926267
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐ *Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With:
5.  Sole Voting Power

1,711,111 (includes 588,224 shares of Common Stock Issuable upon conversion of Series A Convertible Preferred Stock; 882,353 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchases upon exercise of an exercisable warrant, and 240,534 shares of Common Stock.)

6. Shared Voting Power 0
7.  Sole Dispositive Power

1,711,111 (includes 588,224 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock; 882,353 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchased upon exercise of an exercisable warrant, and 240,534 shares of Common Stock.)

8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,111
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.16%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer
Cambridge Heart, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices
1 Oak Park Drive, Bedford, MA 01730

Item 2(a).	Names of Persons Filing
T-Wave Investors L.P., (“T-Wave”) Wardenclyffe Group, Inc. (“Wardenclyffe”) as the General Partner of T-Wave

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
370 Lexington Avenue, New York, New York 10017

Item 2(c).	Citizenship
T-Wave was organized in Delaware Wardenclyffe was incorporated in New York

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.001 per share

Item 2(e).	Cusip Number
13 1910101

Item 3.	If this statement is filed pursuant to SS.SS. 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(b) or the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g)	☐	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
Not applicable

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

See Cover Page Items 5 through 11

a.	Amount Beneficially Owned:	1,711,111
b.	Percent of class:	4.16%
c.	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	1,711,111
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	1,711,111
	(iv) Shared power to dispose or to direct the disposition of:	0

T-Wave owns these securities directly. Wardenclyffe beneficially owns these securities as a general partner of T-Wave.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, dated May 20, 2004, between the Reporting Persons. (Incorporated by reference to Schedule 13G filed with the SEC on June 8, 2004)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2006
DATE

T-Wave Investors, L.P.
By:	Wardenclyffe Group, Inc., GP.

By:	Mark Shapiro
SIGNATURE

Mark Shapiro
NAME/TITLE

January 20, 2006
DATE

Wardenclyffe Group, Inc

By:	Mark Shapiro
SIGNATURE

Mark Shapiro
NAME/TITLE